

December 30, 2014

Via E-mail
James P. Kelly
Senior Vice President, Chief Financial Officer, Secretary and Treasurer
Vanda Pharmaceuticals Inc.
2200 Pennsylvania Avenue, N.W., Suite 300 E
Washington, D.C. 20037

      Re: **Vanda Pharmaceuticals Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 25, 2014
             Form 10-Q for the Quarterly Period Ended September 30, 2014
             Filed October 27, 2014
             File No. 001-34186

Dear Mr. Kelly:

We have limited our review of your filings to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)
2. Summary of Significant Accounting Policies
Net Product Revenue, page 9

1. In light of your recent launch of HETLIOZ, please provide us an analysis of each condition in ASC 605-15-25-1 that supports that you met each condition. Also, provide us an analysis of each of factor in ASC 605-15-25-3 to demonstrate you had the ability to make a reasonable estimate of future returns. Further, provide us an analysis supporting that you

were able to reasonably estimate provisions for rebates, chargebacks, Medicare Part D Coverage Gap, and co-pay assistance.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 26</u>

2. You disclose on pages 27 and 28 that you expensed the cost of HETLIOZ manufactured prior to FDA approval and that you expect that your cost of goods sold as a percentage of sales will increase in future periods as product manufactured prior to FDA approval is consumed. Please provide us proposed disclosure to be included in future periodic reports that includes the following:
    *   the estimated selling price or range of reduced-cost inventory you have at the latest balance sheet date presented and an indication as to the time period you expect to sell this inventory; and
    *   the estimated cost of goods sold or range, if determinable, as a percentage of sales that you expect to incur after the reduced-cost inventory has been consumed.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:
    *   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
    *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Christine Torney, Senior Staff Accountant, at (202) 551-3652 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                                            Sincerely,

                                                            /s/ Jim B. Rosenberg

                                                            Jim B. Rosenberg
                                                            Senior Assistant Chief Accountant